

September 29, 2011

Via E-Mail
Mr. Louis J. Brothers
President and Chief Financial Officer
Valley Forge Composite Technologies, Inc.
50 East River Center Blvd., Suite 820
Covington, KY 41011

> **Re: Valley Forge Composite Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 11, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-51420**

Dear Mr. Brothers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1. Your discussion in the third paragraph here and in the June 30, 2011 Form 10-Q in this section focuses solely on cash inflow. Your discussion should be balanced with cash outflows incurred and anticipated, particularly in regard to operating activities and the prospects of such given your circumstances and present limited customer base. Please revise accordingly.

2.   You disclose here and in the June 30, 2011 Form 10-Q that you: (i) anticipate that income from sales of products will be sufficient to finance ongoing capital, (ii) intend to finance operations primarily with the revenue from product sales, and (iii) expect revenues will be realized to support operations. However, your negative cash flows from operating activities in the current periods in both filings suggest otherwise. Please provide the basis for your statements or balance your discussion as appropriate relative to your circumstances.

Results of Operations

Summary Comparison Operating Results, page 28

3.   We note your disclosure here and in your June 30, 2011 Form 10-Q that increases in revenues are due to an "increase in efforts in this area." Please expand your disclosure to provide a more meaningful discussion in regard to changes in sales between comparable periods. For example, explain the extent to which your increased efforts included/reflected the introduction of new products, the entrance into new markets, the identification of new customers, the use of new marketing and distribution practices or channels, increased demand by/expanded contracts with existing customers with explanation for the increase (if known) and/or any other factors that may have contributed to the increase in the amount of revenue reported between comparable periods.

4.   We note that you do not include a comparative discussion of cost of sales or gross profit as a percentage of sales (i.e., gross profit margin) here or in your June 30, 2011 Form 10-Q. Please revise your disclosure, accordingly. Discuss the changes in either or both of sales and costs of sales that were the primary drivers of material changes in the gross profit margins on a relative basis between comparative periods.

5.   You state here and in the June 30, 2011 Form 10-Q that your operating expenses have increased, but you have not explained why. Please revise your disclosure to analyze and discuss the underlying reasons for all material variances in amounts presented on the face of your statement of operations. Refer to Instruction 4 to paragraph 303(a) of Regulations S-K for further guidance.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 33

6.   Please refer to the second paragraph of the audit report provided by R.R. Hawkins & Associates International, PSC. We note that the disclosure in this paragraph suggests that the scope of the independent registered public accounting firm's (the "independent accounting firm") audit may have been limited solely to the "schedule of accounts receivable." In this regard, please amend your filing to include an audit report in which the independent accounting firm acknowledges (I) the requirement to plan and perform the audit to obtain reasonable assurance about whether the <u>financial statements</u> are free of

material misstatement and (II) its responsibility to examine, on a test basis, evidence supporting the amounts and disclosures in the <u>financial statements</u>. If the audit was limited to any degree or purpose, please include an explanation from the independent accountants in your response.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1 – Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies</u>

<u>Research and Development Costs, page 41</u>

7.   You disclose that you capitalize and amortize research and development costs over their useful life once management has determined that a project will have future use. Please tell us the basis for your capitalization of research and development costs, how your accounting policy complies with the guidance outlined in FASB Accounting Standards Codification 730-10-25-1 and 2, and the amount of capitalized research and development costs reported in your balance sheets at December 31, 2010 and June 30, 2011 and where. Additionally, please clarify for us the disclosures on pages 11, 29 and 41 that indicate that research and development expenses were not material when your primary focus at this time, as indicated on page 4, appears to be the conduct of research and development as it relates to the potential Thor and Odin products.

8.   Please explain to, as well as disclose, how you plan to account for the consulting and services agreement that you entered into with Idaho State University. To the extent that you expect to incur (I) costs that will be expensed as incurred and (II) costs that will be capitalized, provide us with a detailed analysis of the types of costs expected to be accounted for under each methodology. In addition, cite any accounting literature which you believe supports your planned accounting treatment.

<u>Note 10 – Shareholders' Equity</u>

<u>Common Stock Warrants, page 48</u>

9.   We note that on May 27, 2011, you reduced the exercise prices attributable to both your Class C Warrants and Class D Warrants to $0.20 per share. Please explain to us and disclose the business purpose or economic reason for the changes to the exercise prices. In addition, explain your accounting treatment given to these modifications, as well as the basis for such treatment.

<u>Note 17 – Commitments and Contingencies, page 53</u>

10.   Please include here and in your interim period filings disclosure concerning material legal matters pursuant to Accounting Standards Codification 450-20-50-3, 4 and 9, and 270-10-50-6. Your disclosure should not cross reference to such matters that may be

disclosed elsewhere, in sections of your filings outside of the notes to the financial
statements.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 54

11. Please refer to your disclosure in "Item 9A" of your fiscal year 2010 Form 10-K and
"Item 4" of your subsequent filings on Form 10-Q for the periods ended March 31, 2011
and June 30, 2011. We note that you have not concluded on the effectiveness of your
company's disclosure controls and procedures in any of the aforementioned reports.
Furthermore, your disclosure in each of the aforementioned filings on Form 10-Q
incorrectly makes reference to an "evaluation date" of December 31, 2010. In this
regard, please amend each of your reports to include a conclusion regarding the
effectiveness of your disclosure controls and procedures as of the end of their respective
reporting periods.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Balance Sheet, page 3

12. We note that your accounts receivable balance as of June 30, 2011 exceeded your total
sales for the quarter then ended. According to your accounts receivable accounting
policy, as disclosed on page 8 of your filing, receivables are typically due within 14 to 45
days and are reviewed for collectability when they become past due. Based upon your
disclosure in Note 14 to your June 30, 2011 financial statements, the entire outstanding
accounts receivable balance at June 30, 2011 related to one customer.   We also note from
your disclosure on page 8 of your filing that no allowance for doubtful accounts was
recorded at June 30, 2011. In this regard, please tell us how you determined that your
entire accounts receivable balance at June 30, 2011 was collectable, the amount of the
balance past due, the amount of the balance subsequently collected, and the reason for
any delays in collections. Additionally, tell us the cumulative sales for the six-month
period ended June 30, 2011 which were made to the customer to which the outstanding
receivables balance relates.

Notes to Condensed Consolidated Financial Statement (unaudited)

Note 12 – Description of Leasing Arrangements, page 16

13. We note that the schedule of future minimum lease payments at June 30, 2011, as
disclosed in Note 12, does not appear consistent with the disclosure of the base rent for
your office lease on page 21 of MD&A. Please reconcile these disclosures for us.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

14.   We note that your accounts payable and accrued expenses balances reported at June 30, 2011 were significantly higher than the balances reported at December 31, 2010. In this regard, please tell us and disclose the underlying reason for this increase – including, whether delayed collections of outstanding receivables are a contributing factor. As part of your response, please quantify the amount of your accounts payable balance at June 30, 2011 that was past due, if any, and the respective period of delinquency (e.g., an aging), if applicable. Additionally, tell us and disclose whether your liquidity has been impacted by your decision to no longer require advance payments on customer orders, as noted from your discussion of deferred revenue in Note 6 to your June 30, 2011 financial statements.

Results of Operations

Summary Comparison Operating Results, page 21

15.   Please revise your discussion of results of operations to address both the most recent quarter and the year-to-date interim period. Refer to Item 303(b)(2) for further guidance.

16.   Please explain to us and disclose the details associated with the $1,000,000 included in 2011 gross profit from an order that is not expected to continue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief